Mail Stop 6010							January 3, 2005

Bruce Eckert
Chief Executive Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, Pennsylvania 17603

Re: Eastern Insurance Holdings, Inc.
Registration Statement on Form S-1 filed October 11, 2005
File No. 333-128913

Dear Mr. Eckert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In your response to our prior Comment 2, you state that an eligible policyholder who votes in to approve the conversion is under no obligation to purchase stock in the offering or otherwise and that the converse is also true for policyholders who vote against the conversion. Please confirm to us that this statement will be made prominently in the proxy soliciting materials.

Risk Factors, p. 14
General
2. We note your response to prior comment 59 and your statement that
"lower rates are often available in the marketplace." Please consider whether the company should add a risk factor that discloses this fact and the possible implications for the company`s margins, underwriting risk and any other material implication for the company.
Alternatively, you should review your risk factors that could be impacted by this pricing issue and revise them to disclose that the company`s competitive position, ability to manage underwriting risk and other risk factors may be affected by the fact that better rates are available for the company`s products.

All of the specialty reinsurance business of Eastern Re..., p. 17
3. We note your response to prior comment 38. Please explain what you mean by "goodwill" of Mr. Bitner.

The outcome of recent industry investigations, p. 17
4. We note your response to prior comment 42 and your statement that the company encourages producers to buy Eastern stock. Although you have stated that producers are not eligible to purchase shares at a discount, you should disclose whether there are any other incentives for purchasing (or disincentives for failing to purchase) Eastern stock. Also, supplementally, explain whether or not you believe these encouragements constitute "offers" under the Securities Act.

Certain relationships and related transactions, p. 184
5. We note your response to prior comment 79 and are reissuing the comment in part. Our comment did not seek disclosure of compensation received by Mr. Bitner from third parties. Instead, we simply were seeking a statement that Mr. Bitner`s is being compensated by the company on similar terms that he receives from third parties. Please provide this information in the disclosure.

Background and reasons for the merger, p. 199
6. We note your revisions in response to prior comment 90. However, we are reissuing the comment in part because you have not provided all of the disclosure that was requested. Specifically, you should provide a chronology of meetings and discussions that led to the process of demutualization. Please disclose who attended the meetings and the participation of interested directors.

Opinion of Educator`s financial advisor, p. 202
7. If KBW`s compensation is dependent upon the consummation of the transactions described in the registration statement, you should disclose this fact and the amounts that KBW will receive upon closing.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz at (202) 551-3648 or Joe Roesler at
(202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
Sincerely,




Jeffrey Riedler
Assistant Director


cc:	Jeffrey Waldron
	Stevens & Lee, PC
	620 Freedom Business Center
	King of Prussia, Pennsylvania 19406

??

??

??

??